UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

7F-1, No. 302, Ruey Kuang Road, Neihu

Taipei 114720, Taiwan, R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On January 9, 2023, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing that Dr. Evan Medeiros was appointed to the Company’s Board of Directors, effective January 9, 2023. Dr. Medeiros succeeds Tomoyuki Nii, who resigned from the Company’s Board of Directors concurrently with the appointment of Dr. Medeiros. The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: January 9, 2023	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Press release dated January 9, 2023

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